United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Congregation of Sisters of St. Agnes

ADDRESS OF PERSON RELYING ON EXEMPTION: 320 County Road K, Fond du Lac, WI 54937

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Memo in Support of Report on Lobbying Resolution at the Walt Disney Company (Item #5)

The proposal asks Disney to prepare an annual report on its lobbying.

Resolved, the shareholders of Disney request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Disney used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

RECOMMENDATION:

The Congregation of Sisters of St. Agnes, together with co-filers Walden Asset Management, Mercy Investment Services, Congregation of St. Joseph, Daughters of Charity, Fresh Pond Capital, Missionary Oblates of Mary Immaculate, Greater Manchester Pension Fund and Franciscan Sisters of Perpetual Adoration, are urging shareholders to vote FOR Item 5 at Disney’s shareholder meeting on March 11, 2020.

The proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Disney shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Disney’s reputation to the detriment of shareholder value.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[1]

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[2]

Federal Lobbying – Disney Spends Millions Each Year

•	Disney spent $8,440,000 in 2018 and 2019 on federal lobbying activities.

•	And since 2010, Disney has spent more than $38.6 million on federal lobbying.

•	Disney’s federal lobbying efforts have been described as “so effective that the United States changed its copyright law twice, in 1976 and in 1998.”[3]

State Lobbying – Information on Disney’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information from many states.[4]

•	Disney’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Disney spent $3,330,584 lobbying between 2012 and 2015.[5]

•	Disney’s lobbying in Florida has been described as “the 800-pound mouse protecting its cheese in the backrooms of city hall and state government.” And “[i]ts army of representatives give regular input on standard business concerns such as employee wage and benefit issues, worker’s compensation and changes in the Tax Code.” [6]

•	In Florida, Disney has been lobbying to cut taxes on video streaming services and other technologies in a move that reportedly could cost local governments nearly $200 million a year.[7] And Disney lobbied for a state bill to block a successful Orange County ballot measure which would have required employers in the county to offer paid sick leave.[8]

•	In California, Disney spent over $3.6 million on lobbying from 2010 – 2018.[9]

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

3 https://promarket.org/shareholders-at-the-gate-the-increasing-pressure-on-ceos-for-more-transparency/

4 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

5 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 31, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf

6 Barbara Liston, “Florida’s Mouse behind the Curtain,” Politico, June 18, 2015.

7 https://www.orlandosentinel.com/news/os-ne-disney-lobbying-disney-plus-tax-20200129-rczbllax5jf65ig43uatnnzzqy-story.html

8 https://www.orlandoweekly.com/orlando/floridas-local-governments-are-sick-and-tired-of-state-lawmakers-pre-empting-home-rule-and-theyre-starting-to-push-back/Content?oid=26756020

9 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1144086&session=2019&view=activity

International Lobbying

•	Disney also lobbies abroad, reportedly spending between €400,000 – €499,000 on lobbying in Europe for 2018.[10]

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[11]

•	Disney shareholders face a trade association blind spot, as Disney fails to disclose a closed top limit for its trade association payments. Its 2018 trade association disclosure notes Disney belonged to four trade associations which received more than $500,000 in payments. All a reader can tell here is that these organizations received over $500,000. There is no way for a reader to know whether these trade associations received $500,001, $1,000,000 or $10,000,000 in payments.

•	For example, Disney is a member of the National Association of Broadcasters, which spent $14,170,000 on lobbying in 2018,[12] yet all a reader can tell is that Disney gave this group more than $500,000 and 100 percent of this unknown amount was used for lobbying. And Disney is a member of the National Cable and Telecommunications Association (NCTA), which spent $13,240,000 on lobbying in 2018,[13] yet a reader can only tell that Disney gave NCTA more than $500,000 and 28 percent of this amount was used for lobbying.

•	We believe Disney’s trade association payments used for lobbying could pose reputational risks. For example, Disney signed an agreement to work with United Nations Environment to combat and raise awareness around climate change, yet the Chamber undermined the Paris climate accord.

•	And Disney’s trade association disclosure notably leaves out social welfare organizations (501(c)(4) organizations), which also lobby.

Reports of Disney Trade Association’s Lobbying

•	Disney is a member of the National Restaurant Association (NRA). The NRA has spent millions on the state level over sick leave policies, and the NRA has worked with the controversial American Legislative Exchange Council (ALEC) to stop local measures to enact paid sick leave laws by passing state laws preempting any local measures.[14]

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10 https://lobbyfacts.eu/representative/6fd00451c350435ea410744e2fdd547c/the-walt-disney-company-benelux-bvba

11 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a, accessed February 7, 2020.

12 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2018&id=D000000202, accessed February 7, 2020.

13 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2018&id=D000022131, accessed February 7, 2020.

14 “The National Restaurant Association Spends Big to Keep Wages Low,” PR Watch, May 14, 2014.

•	Disney is a member of the Florida Chamber of Commerce. Disney’s involvement in leading the Florida Chamber of Commerce to lobby to oppose casino legislation and preserve a controversial tax advantage for Internet-based travel operators has drawn negative scrutiny.[15]

•	Disney also serves on the board of the California Chamber of Commerce.[16] The California Chamber of Commerce has attracted media scrutiny for opposing parental leave laws, as has Disney’s role in the group.[17]

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[18]

•	In 2018, the Principles for Responsible Investment (PRI) launched a guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company’s positions.[19]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[20]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[21]

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that Disney has been ranked in the “First Tier” in the 2019 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Disney could, in fact, become a leader in lobbying disclosure as well.

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15 “Critics: Disney Has Too Much Influence in Florida Chamber of Commerce,” Orlando Sentinel, October 27, 2011.

16 http://advocacy.calchamber.com/board-of-directors/

17 “Family Friendly? Disney Funds Lobbyists Fighting to Deny Americans Parental Leave,” Republic Report, May 29, 2012.

18 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

19 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

20 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

21 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Disney has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Disney’s best interests.

The well-documented reputational risks of Disney’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Disney’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Sister Ruth Battaglia CSA

Justice, Peace, Integrity of Creation Coordinator

The Congregation of Sisters of St. Agnes

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Congregation of Sisters of St. Agnes is not able to vote your proxies, nor does this communication contemplate such an event. The Congregation of Sisters of St. Agnes urges shareholders to vote for Proposal 5 following the instructions provided on management's proxy mailing.